Exhibit 99.1

SILVERCORP DECLARES SEMI-ANNUAL DIVIDEND OF US$0.0125 PER SHARE AND REPORTS THE FILING OF AN UPDATED TECHNICAL REPORT FOR THE YING MINING DISTRICT

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Nov. 7, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce that its Board of Directors have declared a semi-annual dividend of US$0.0125 per share to be paid to all shareholders of record at the close of business on November 25, 2022, with a payment date of the dividend scheduled on or before December 16, 2022.

The dividends are considered eligible dividends for Canadian tax purposes.

The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to pay dividends will be based on a number of factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

The Ying 2022 Technical Report

Further to its news release dated September 21, 2022, Silvercorp has filed an updated National Instrument ("NI") 43-101 Technical Report on the Mineral Resources and Mineral Reserves for the Ying Mining District prepared by AMC Mining Consultants (Canada) Ltd. ("AMC") ("The Ying 2022 Technical Report "). The Ying 2022 Technical Report covers all the mines in the Ying Mining District in Henan Province, China, namely the SGX, HZG, HPG, TLP, LME, LMW and DCG underground mines.  For more details, please visit the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca

For further information:
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of revenues, operation costs, capital expenditures, mine plan, and estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca

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SOURCE Silvercorp Metals Inc

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CO: Silvercorp Metals Inc

CNW 15:21e 07-NOV-22